EXHIBIT 99.2


                    SECURITIES OFFERING QUESTIONS AND ANSWERS

     The Board of Directors of New York Bancorp Inc. ("New York Bancorp" or the "Company") has unanimously approved the issuance of $50 million of 8.00% Convertible Trust Preferred Securities ("Securities"). New York Bancorp has established a trust, New York Bancorp Capital Trust, that will issue the Securities under the proposed terms of the offering. The Securities will pay distributions of 8.00% per annum and will be convertible at the option of the holder into New York Bancorp common stock at a price and pursuant to a formula discussed below. The Securities will be subject to mandatory redemption by the Company on October 31, 2027.

     The Board of Directors of New York Bancorp has determined to make the Securities first available to New York Bancorp common stockholders through a subscription offering. Any Securities not purchased by common stockholders will be offered to the public in an underwritten offering by Keefe, Bruyette & Woods, Inc. The subscription offering which begins on September , 1997 will end at 5:00 P.M. (New York City time) on October , 1997.

THE INFORMATION SET FORTH HEREIN IS INCOMPLETE AND STOCKHOLDERS MUST REFER TO, AND READ IN ITS ENTIRETY, THE ACCOMPANYING PROSPECTUS FOR A COMPLETE DESCRIPTION OF THE OFFERING, THE TERMS OF THE SECURITIES AND OTHER RELEVANT INFORMATION.

INVESTMENT IN THE SECURITIES INVOLVES CERTAIN RISKS. FOR A DISCUSSION OF THESE RISKS AND OTHER FACTORS INVESTORS ARE URGED TO READ THE ACCOMPANYING PROSPECTUS UNDER THE HEADING "RISK FACTORS" ON PAGE 9.


QUESTION:   Why is New York Bancorp issuing Securities?

ANSWER: New York Bancorp is issuing the Securities as a means of raising capital at a reasonable cost. The net proceeds from the Securities will be available to the Company for general corporate purposes, including, without limitation, the purchase, from time to time, in the open market or in privately-negotiated transactions, of outstanding shares of New York Bancorp Common Stock and the making of advances and capital contributions to Home Federal Savings Bank, as well as in connection with one or more possible future acquisitions by the Company.


QUESTION:   Why is there a subscription offering?

ANSWER: The Board of Directors of New York Bancorp has decided to provide a subscription offering whereby non-transferable subscription rights will entitle each stockholder as of September 18, 1997, the established record date, to




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            purchase up to the same percentage of the Securities as the percentage of the outstanding shares of Common Stock owned and thereby maintain his same percentage ownership in the Company on a fully diluted basis.


QUESTION:   Will I receive a discount on the price of the Securities?

ANSWER: No. The offering price of the Securities will be the same for everyone.


QUESTION:   How many Securities are being offered and at what price?

ANSWER: There are 2,000,000 Securities being offered at a price of $25.00 per Security.


QUESTION:   How many Securities can I purchase?

ANSWER: Based on the number of shares of Common Stock outstanding on September 18, 1997, each stockholder would be entitled to purchase .0938 of a Security for each share of Common Stock held as of such date. For example, if a common stockholder owned 1,000 shares of New York Bancorp stock, such stockholder would be entitled to purchase up to 93 Securities.

            Each stockholder also is being given the opportunity to indicate on the Subscription Form whether such stockholder wishes to purchase, in the event the Subscription Offering is not fully subscribed, Securities in excess of the .0938 pro rata share. In the event the aggregate requests in the subscription offering exceed the 2,000,000 Securities being offered, stockholders' requests for Securities above their .0938 pro rata share amount will be allocated ratably based on the number of Securities sought and Common Stock owned on the record date.


QUESTION:   How do I order the Securities?

ANSWER: You may subscribe for Securities by completing and returning the Subscription Form, together with your payment, in the postage-paid envelope that has been provided.


QUESTION:   How can I pay for the Securities?

ANSWER: You can pay for the Securities by certified, cashier's or personal check, or money order. In order for the subscription to be eligible for exercise, funds



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            must be available to New York Bancorp Capital Trust on or prior to the expiration date of the subscription offering. Funds paid by uncertified personal check may take at least five business days to clear, in the case of checks drawn on domestic banks, and seven business days in the case of checks drawn on foreign banks. Accordingly, stockholders who wish to pay for the subscribed Securities by means of uncertified personal check are urged to make payment sufficiently in advance of the expiration date of the subscription offering to ensure that the payment is received and clears by that time, and are urged to consider in the alternative payment by means certified or cashier's check or money order.


QUESTION:   Can I subscribe for the Securities using funds from an IRA account?

ANSWER: No IRA as to which the Company or Home Federal Savings Bank serves as the custodian should acquire any Securities. Other "self-directed" IRAs may purchase Securities. If an IRA does not permit self-direction, then a new IRA permitting self-direction may be established (but not with the Company or Home Federal Savings Bank as the custodian) with a transfer of funds from the existing IRA. TRANSFER OF SUCH FUNDS TAKES TIME, SO, PLEASE MAKE ARRANGEMENTS AS SOON AS POSSIBLE.


QUESTION:   Is the 8.00% rate at which distributions are made fixed, and when will the distributions be paid?

ANSWER: The rate of 8.00% per annum is fixed and is payable on January 31st, April 30th, July 31st, and October 31st of each year, commencing January 31st 1998, to holders of record at the close of business on the 15th day of the month in which the relevant payment date falls. The Company may defer distributions on the Securities for extended periods of time as described in the Prospectus. Stockholders must read the Prospectus for a description of this deferral right and the other terms of the Securities, and the income tax considerations relating thereto.


QUESTION:   How do the Securities convert into New York Bancorp Common Stock and at what price?

ANSWER: Each Security is convertible at the option of the holder into a number of shares of Common Stock that equals the quotient obtained by dividing (i) $25.00 by (ii) 110% of the average of the daily last reported sales prices of the Common Stock for the ten consecutive trading days immediately preceding the date of the Prospectus to be used in the public offering or, in the event all of the



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            Securities offered are sold in the subscription offering, for the ten consecutive trading days immediately preceding October , 1997.

            For example, if the ten day pricing period were to have ended on September 15, 1997, the average of the daily last reported sales prices of the Common Stock for the ten consecutive trading days would have amounted to $30.61. Consequently, the holder, in this example, upon conversion of one Security, would receive .7425 shares of Common Stock, calculated by dividing $25.00 by $33.67 (110% of $30.61).


QUESTION:   Over what period of time will I be able to convert my Securities into Common Stock?

ANSWER: Each Security is convertible at the option of the holder thereof, at any time prior to the earlier of (i) mandatory redemption (October 31, 2027), (ii) an optional redemption by the Company upon the occurrence of a Special Tax Event, Regulatory Capital Event, or an Investment Company Event (as defined in the Prospectus), or (iii) an optional redemption by the Company any time after an initial four year period.

            Separate and distinct from the optional redemption provisions cited above, on or after an initial four year period, the Company, subject to certain conditions including advance public notice, may cause the conversion rights to terminate, provided that the price of the Common Stock exceeds 110% of the conversion price for a specified period of time.


QUESTION:   Where will the Securities be traded?

ANSWER: The Company intends to apply to have the Securities approved for listing on the New York Stock Exchange, subject to official notice of issuance.


QUESTION:   What if I have additional questions or require more information?

ANSWER: If you have any question regarding the offering or need additional information, please call Richard Grubaugh at Beacon Hill Partners, Inc. at (800) 854-9486.


This is not an offer to sell or solicitation of an offer to buy Securities. The offer is made only by the Prospectus.




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